Exhibit 11

Representation and Release Letter

December 13, 2005

To:	Ares Corporate Opportunities Fund, L.P.

From:	Whitebox Hedged High Yield Partners, LP
Pandora Select Partners, LP

Subject:	Samsonite

In connection with, and consideration of, the sale of an aggregate of one thousand six hundred twenty-nine (1,629) shares of preferred stock, par value $.01 per share (the “Securities”), of Samsonite Corporation (the “Company”) by Whitebox Hedged High Yield Partners, LP (373 shares) and Pandora Select Partners, LP (1,256 shares) (each a “Seller”) to Ares Corporate Opportunities Fund, L.P. (“Purchaser”), such sale and purchase to be completed on or around December 28, 2005, each Seller hereby represents, warrants and covenants to Purchaser as follows:

1.                                       Seller knows that:  (a) Purchaser is the holder of a substantial percentage of the issued and outstanding shares of common and preferred stock of the Company; (b) affiliates of the Purchaser currently serve as members of the board of directors of the Company; and (c) Purchaser has access to and may possess material non-public information regarding the Securities and the business, assets, liabilities, results of operation, financial condition, prospects, and other aspects of the Company, its subsidiaries and/or its affiliates (“Non-Public Information”).  Seller recognizes that, as a result, Purchaser believes that it possesses Non-Public Information that Purchaser has not disclosed to Seller and that may not be known to Seller, including, without limitation, information regarding potential acquisitions and sales of assets by the Company and/or its subsidiaries and debt and equity financing activities of the Company and/or its subsidiaries.  Such information, if known to Seller, might affect the price at which Seller would be willing to sell the Securities.

2.                                       Notwithstanding the fact that Seller is aware that the Non-Public Information exists and is known to Purchaser and that Purchaser has not disclosed such Non-Public Information to Seller, Seller is willing to sell the Securities to Purchaser at the price negotiated and agreed to between them.  In making its decision to sell the Securities to Purchaser at such price, Seller hereby acknowledges that it has not relied in any way upon any act, statement or omission of Purchaser with respect to the Company, any of its subsidiaries, any of its affiliates or the Securities and hereby affirms that Purchaser has no obligation to disclose any Non-Public Information to Seller and does not have any fiduciary duty of any kind to Seller. Seller has determined to sell the Securities to Purchaser notwithstanding its lack of knowledge of the Non-Public Information and notwithstanding that such Non-Public Information, if known to Seller, might affect the price at which Seller would be willing to sell the Securities. Seller has conducted its own investigation, to the extent that it has determined it necessary or desirable to do so regarding the Company, and Seller has determined to enter into and complete the sale of the Securities based on, among other things, such investigation. Seller further affirms that it is experienced, sophisticated and knowledgeable in trading in securities of private and public companies and understands the disadvantage to which it is subject on account of the disparity of information between Purchaser and Seller. Seller acknowledges and agrees that: (i)

Purchaser has no duty (fiduciary or otherwise) to disclose to Seller any information, including without limitation any Non-Public Information; and (ii) Seller has not requested and will not request from Purchaser any of the Non-Public Information Purchaser may now have or of which Purchaser may later come into possession.

3.                                       Seller, on its own behalf and on behalf of its successors and/or assigns, hereby forever waives, releases, discharges and dismisses any and all claims, rights, causes of action, suits, obligations, debts, demands, liabilities, controversies, costs, expenses, fees, and/or damages of any kind (including, without limitation, any and all claims alleging violations of federal or state securities laws, common-law fraud or deceit, breach of fiduciary duty, negligence or otherwise), whether directly, derivatively, representatively or in any other capacity, against Purchaser, the Company, its subsidiaries or any of their respective affiliates (including, without limitation, any and all of its and their respective past, present and/or future directors, officers, shareholders, members, partners, employees, fiduciaries, advisors, and agents, and each of their respective successors and assigns), in any way based upon, arising from, relating to or involving, directly or indirectly, the sale of the Securities and the non-disclosure of the Non-Public Information by Purchaser to Seller in connection thereto.  In connection with the foregoing release, Seller specifically waives any and all protections afforded by California Civil Code Section 1542, which provides as follows:

A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

Seller further hereby specifically waives any and all protections afforded by any state or federal statute or regulation that would, if enforced, have the effect of limiting the enforceability or effectiveness of the foregoing release or other foregoing provisions of this Representation and Release Letter.

4.                                       Seller hereby represents that it acquired the Securities for its own account for investment purposes and that such Securities were not acquired with a view to (or in contemplation or anticipation of) a sale of such Securities to Purchaser.

5.                                       Seller is the sole and beneficial owner of the Securities, free and clear of any lien, pledge or encumbrance of any kind, and is aware that Purchaser is relying upon the truth and completeness of this Representation and Release Letter in agreeing to purchase the Securities from Seller.

6.                                       Seller requests that Purchaser acknowledges and accepts the terms set forth in this Representation and Release Letter by countersigning below.

Whitebox Hedged High Yield		Pandora Select Partners, LP
Partners, LP		Pandora Select Partners LLC
Whitebox Hedged High Yield Advisors LLC
Whitebox Advisors LLC

By:		By:
Name:	Jonathan Wood	Name:	Jonathan Wood
Title:	Chief Financial Officer/Director	Title:	Chief Financial Officer/Director

ACKNOWLEDGED AND ACCEPTED:

Ares Corporate Opportunities Fund, L.P.

By:
Name:	Kevin Frankel
Title:	General Counsel